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                                                                       EXHIBIT 9

                        1997 PACIFIC SCIENTIFIC COMPANY
                        CHANGE OF CONTROL SEVERANCE PLAN

                                  INTRODUCTION

     The Board of Directors of Pacific Scientific Company recognizes that, from time to time, the Company may explore potential transactions that could result in a Change of Control. This possibility and the uncertainty it creates may result in the loss or distraction of employees, to the detriment of the Company and its shareholders.

     The Board considers the avoidance of such loss and distraction to be essential to protecting and enhancing the best interests of the Company and its shareholders. The Board also believes that when a Change of Control could be imminent, the Board should be able to receive and rely on disinterested service from employees regarding the best interests of the Company and its shareholders without concern that employees might be distracted or concerned by the personal uncertainties and risks created by the Change of Control.

     In addition, the Board believes that it is consistent with the Company's employment practices and policies and in the best interests of the Company and its shareholders to treat fairly its employees whose employment terminates in connection with or following a Change of Control. Accordingly, the Board has determined that appropriate steps should be taken to assure the Company of the continued employment and attention and dedication to duty of its employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a Change of Control.

                                   ARTICLE I
                             ESTABLISHMENT OF PLAN

     Effective December 21, 1997, the Company hereby establishes the Pacific Scientific Company Change of Control Severance Plan, as set forth in this document.

                                   ARTICLE II
                                  DEFINITIONS

     As used herein the following words and phrases shall have the following respective meanings (unless the context clearly indicates otherwise):

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     (a) Base Salary. The annual salary a Participant is entitled to receive from an Employer, determined before any salary deductions or salary reduction contributions, but excluding all other cash and noncash compensation and benefits.

     (b) Board. The Board of Directors of Pacific Scientific Company.

     (c) Cause. A Participant shall have been terminated for "Cause" if he or she is terminated because of (A) the Participant's continued willful failure substantially to perform his or her duties (other than any such actual or anticipated failure resulting from incapacity due to physical or mental illness or after the Participant's resignation for Good Reason) after a written demand for substantial performance is delivered to the Participant by the Company, which demand specifically identifies the manner in which the Company believes that the Participant has not substantially performed the Participant's duties; or (B) the Participant's willful engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company. No act, or failure to act, on the Participant's part shall be deemed "willful" unless done, or omitted to be done, by the Participant in bad faith and without reasonable belief that the act, or failure to act, was in the best interest of the Company.

     (d) Change of Control. The first of any of the following events to occur after December, 21, 1997:

         (i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under such Act) of 20% or more of either (a) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company,
(B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subsection (iii) of this Section 2(d); or

         (ii) Individuals who, as of December 21, 1997, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date

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whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors of other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

         (iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of substantially all the assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60%, respectively, of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Corporate Transaction, and
(C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

         (iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; or

         (v) The Board adopts a resolution to the effect that, for purposes of this Plan, a Change in Control has occurred.

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     (e) Code. The Internal Revenue Code of 1986, as amended from time to time.

     (f) Company. Pacific Scientific Company and any successor thereto.

     (g) Disability. A termination for "Disability" shall have occurred where a participant is terminated because, due to physical or mental illness; (i) the Participant has been absent from the full-time performance of his or her duties for substantially all of a period of 6 consecutive months; (ii) his or her Employer notifies the Participant that it intends to terminate the Participant on account of Disability; and (iii) the Participant does not resume the full-time performance of his or her duties within 30 days after receiving notice of his or her intended termination on account of Disability.

     (h) Employee. Any regular, full-time or part-time employee of an Employer.

     (i) Employer. The Company or any of its subsidiaries.

     (j) Good Reason. A Participant's resignation shall be considered to be for "Good Reason" if the Participant resigns and terminates employment within a 90 day period beginning on the occurrence of any one of the following events;

         (i) The assignment of the Participant of any duties materially inconsistent with the Participant's position at the Company as in effect immediately prior to the Change in Control or a substantial adverse alteration in the nature or status of the Participant's responsibilities for those in effect immediately prior to the Change in Control; or

         (ii) A reduction by the Company in the Participant's Base Salary as then in effect; or

         (iii) A change in the location of the Participant's job or office, so that he or she will be based at a location more than 50 miles from the location of his or her job or office immediately prior to the Change in Control; or

         (iv) The failure by the Company, without the Participant's consent, to pay to any Participant any portion of the Participant's current compensation or to pay to any Participant any portion of an installment of deferred compensation under any deferred

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compensation program of the Company, within 7 days of the date such compensation is due; or

         (v) The failure by the Company to continue in effect any compensation plan in which the Participant participates immediately prior to the Change in Control that is material to the Participant's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Participant's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the Participant's participation relative to other participants, as existed at the time of the Change in Control; or

         (vi) The failure by the Company to continue to provide the Participant with benefits substantially as generous in the aggregate as those enjoyed by the Participant under the Company's pension, life insurance, medical, health and accident, or disability plans in which the Participant was participating at the time of the Change in Control, or the failure by the Company to provide the Participant with the number of paid vacation days to which the Participant is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the Change in Control.

A Participant's right to resign for Good Reason shall not be affected by the Participant's incapacity due to physical or mental illness. The Participant's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

     (k) Participant. An Employee who meets the eligibility requirements of
Article 3 and is designated as a participant in accordance with Section 3.1.

     (l) Plan. The 1997 Restated Pacific Scientific Company Change of Control Severance Plan.

     (m) Qualified Sale. With respect to any Participant, a sale, distribution or other disposition by an Employer or an affiliate of an Employer of the subsidiary, branch or other business unit in which the Participant was employed before such sale, distribution or disposition, if the Participant is offered employment with the purchaser of such subsidiary, branch or other business unit (or corporation or other entity that is the owner thereof) on substantially the same terms and conditions under which the Participant worked for the Employers and with a legally binding agreement or plan covering such Participant providing

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that, on a termination of employment with the subsidiary, branch or business unit (or the corporation or other entity that is the owner thereof) or any successor of the kind described in Article VI of this Plan, within 2 years after the Change of Control of the Company, the individual's employer (or its successor) will pay him or her the Separation Benefit and other benefits, if any, that the individual would have received under this Plan had he been a Participant at the time of such termination.

     (n) Required Base Salary. With respect to any Participant, the higher of [(i)] the Participant's Base Salary as in effect immediately prior to the Change of Control and (ii) the Participant's highest Base Salary in effect at any time thereafter.

     (o) Retirement. A termination by "Retirement" shall have occurred where a Participant's termination is due to his or her voluntary normal or early retirement under a pension plan sponsored by an Employer or its affiliates, as defined in such plan.

     (p) Separation Benefit. The benefits payable in accordance with Section 4.2 of the Plan.

     (q) Week of Pay. 1/52d of the Participant's Required Base Salary plus the highest targeted bonus established by the Employers for the Participant for any bonus computation period ending within 365 days before the Change in Control or at any time thereafter. If a bonus computation period is shorter than a year, the annualized equivalent of that period's targeted bonus shall be taken into account.

                                   ARTICLE III
                                   ELIGIBILITY

     3.1 Commencement of Participation. An Employee shall be eligible to be designated as a [Plan] Participant if he or she is a corporate officer of the Company, a group president, a division president, a direct report to a division president, works on the Company's corporate staff, or is employed in another similar position or is otherwise a key employee of the Company. Subject to the limitations of Section 3.2 below, the [Company's] Executive Committee shall have the power from time to time to designate those eligible Employees who shall be Participants in this Plan, and to determine, from time to time, for each such Participant, the Separation Benefit which such Participant would receive if a Separation Benefit became payable to such Participant under the Plan, and whether such Separation Benefit would be conditioned on the execution of a general release, as authorized by Section 4.2. The Executive Committee shall cause each eligible Employee who is designated as a Participant to be notified of such designation, of the amount of his or her potential Severance Benefit and of the requirement

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of such a release, if any, and of any changes thereto, and such information shall be reflected on Schedule A hereto (as amended from time to time to reflect any changes made by the Executive Committee).

     3.2 Cessation or Reduction of Participation. Notwithstanding Section 3.1, the Executive Committee shall not have the power to revoke an eligible Employee's designation as a Participant, to reduce a Participant's potential Separation Benefit, and/or to add a requirement of a general release, after a Change of Control, at the request of a third party seeking to effect a Change of Control, or otherwise.

                                  ARTICLE IV
                             SEPARATION BENEFITS

     4.1 Right to Separation Benefit. A Participant shall be entitled to a Separation Benefit under Section 4.2 if a Change of Control has occurred and the Participant's employment by an Employer is terminated: [(i)] by action of the Employer or any of its affiliates, unless the termination is because of the Participant's transfer to another Employer, death, Disability, or Retirement, for Cause, or as a result of a Qualified Sale; or (ii) by the Participant's resignation for Good Reason; provided, in either event, that either (A) such termination occurs after such Change of Control and on or before the second anniversary thereof, or (B) the termination described in clause [(i)], or the event constituting Good Reason giving rise to the termination described in clause (ii), as applicable, occurs before such Change of Control but the Participant can reasonably demonstrate that such termination or event, as applicable, occurred at the request of a third party who had taken steps reasonably calculated to effect a Change of Control.

     4.2  Separation Benefits.

          (a) In General. Subject to the benefit limitations of Sections 4.4,
4.5 and 4.6, if a Participant becomes entitled to a Separation Benefit under
Section 4.1, the Employer shall jointly and severally be liable for paying the Participant, within 10 days of the date his or her termination of employment takes effect, a Separation Benefit in a lump sum in cash equal to the number Weeks of Pay to which he or she is entitled, determined by the Executive Committee in accordance with Section 3.1. The Company's Executive

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Committee may condition entitlement to Separation Benefits on the Participant's execution of a release, at the time and in the form prescribed by the Company, of all claims he or she may have against the Employers and all related parties. In such event, no benefits shall be payable under this Plan or under any other severance program or policy of the Employers (other than a written, bilateral employment agreement) unless the Participant timely signs the Company's prescribed form of release and does not thereafter timely revoke that release.

          (b) Welfare Benefits. In addition, a Participant entitled to a Separation Benefit will continue to be provided for a period of weeks equal to the number of Weeks of Pay in his or her Separation Benefit, with medical, life insurance and other welfare benefits, comparable in scope and cost to the Participant to the coverage that would have been provided if the Participant had continued to be an Employee; provided, that if the Participant becomes employed with another employer and is eligible to receive any such benefits from such employer, the benefits provided pursuant to this sentence shall be secondary to those provided under such other plans.

          (c) Integration with Existing Severance Arrangements. Except as provided in the next sentence, Separation Benefits include, and shall be paid in lieu of, any other severance or similar benefits to which a Participant might otherwise be entitled. In the case of a Participant who has a written employment agreement that provides benefits in the event of termination of employment, the benefits under this Plan shall be paid in addition to, not in lieu of such employment agreement benefits, but benefits under this Plan shall be reduced by any comparable benefits payable under the employment agreement (or the equivalent thereof, as determined by the Executive Committee, if such other benefits are payable in a different form or at a different time than benefits under this Plan).

     4.3 Other Benefits Payable. Except as provided in Section 4.2(c), Separation Benefits provided pursuant to Section 4.2 shall be provided in addition to, and not in lieu of, all other accrued or vested or earned but deferred compensation, rights, options or other benefits that may be owed to a Participant on or after termination, including but not limited to accrued vacation or sick pay, amounts or benefits payable under any bonus or other compensation plans, stock option plan, stock ownership plan, stock purchase plan, life insurance plan, health plan, disability plan or similar or successor plan.

     4.4. Golden Parachute Limitation. Except as specified below in this Section 4.4., Participant's aggregate payments and benefits under this Agreement and all other contracts, arrangements, or programs shall not exceed the maximum amount that may be paid without triggering golden parachute penalties under Section 280G and related provisions of the Internal Revenue Code, as determined in good faith by the Company's

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independent auditors. If a Participant's payments or benefits must be cut back to avoid triggering such penalties, they will be cut back in the priority order the Participant designates or, if he or she fails promptly to designate an order, in the priority order designated by the Company. If an amount in excess of the limit set forth in this Section is paid to a Participant, he or she must repay the excess amount to the Company on demand, with interest at the rate provided in Code Section 1274(b)(2)(B). The Participant and the Company shall cooperate with each other in connection with any administrative or judicial proceedings concerning the existence or amount of golden parachute penalties. Notwithstanding the foregoing, if a Participant, at the request of the Company, agrees to cooperate with the Company to take steps (including without limitation changing the timing of any payments of compensation or taking particular positions regarding the proper characterization of, or calculation of the value of, potential parachute payments) that the Company has determined will enable the Participant and the Company to take a good faith tax reporting position that the Participant will not be in receipt of any "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, then the first sentence of this Section 4.4 shall not apply to such Participant and the Company shall indemnify and hold the Participant harmless (on an after tax basis) from all taxes, penalties, and other costs incurred if, notwithstanding such efforts, it is finally determined that the Participant is in receipt of such "excess parachute payments." The Executive Committee may at anytime determine that a Participant has met the requirements of the preceding sentence and such a determination, once made, shall be irrevocable and binding upon the Company.

     4.5 Section 162(m) Limitation. To the extent payments or benefits under this Plan would not be deductible under Code Section 162(m) if made or provided when otherwise due, they shall be made or provided later, immediately after
Section 162(m) ceases to preclude their deduction, with interest thereon at the rate provided in Code Section 1274(b)(2)(B).

     4.6 Pooling of Interests Limitation. [If] the Company enters into a business combination transaction that is intended to qualify for pooling of interests accounting treatment and the transaction would qualify for such treatment but for one or more provisions of this Plan, then this Plan, to the extent practicable, shall be interpreted or limited so as to permit such accounting treatment. To the extent that is not sufficient to preserve pooling of interests accounting, any provisions of the Plan that would preclude such accounting treatment shall be void. All determinations under this Section shall be made by the [Company's independent auditors.]

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     4.7  Payment Obligations Absolute. Subject to Sections 4.4, 4.5 and 4.6,
the Employers' obligation to pay benefits pursuant to this Article shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any setoff, counterclaim, recoupment, defense or other right that any entity may have against any Participant. In no event shall a Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to a Participant under any of the provisions of this Plan, nor shall the amount of any payment hereunder be reduced by any compensation earned by a Participant as a result of employment by another employer.

                                  ARTICLE V
                             SUCCESSOR TO COMPANY

     This Plan shall bind any successor of the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the Company's obligations under this Plan, in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The term "Company," as used in this Plan, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets that by reason hereof becomes bound by this Plan.

                                  ARTICLE VI
                     DURATION, AMENDMENT AND TERMINATION

     6.1 Duration. If a Change of Control has not occurred, this Plan shall expire on December 31, [2002], unless sooner terminated as provided in Section 6.2, or unless extended for an additional period or periods by resolution adopted by the Board. If a Change of Control occurs, this Plan shall continue in full force and effect and shall not terminate or expire until after all Participants who become entitled to any payments hereunder during the 2 year period following the Change in Control have received such payments.

     6.2 Amendment and Termination. The Plan may be terminated or amended in any respect by resolution adopted by a majority of the Board unless a Change of Control has previously occurred. However, in connection with or in anticipation of a Change of Control, this Plan may not be terminated or amended in any manner that would

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adversely affect the rights or potential rights of Participants after a Change of Control, at the request of a third party seeking to effect a Change of Control, or otherwise in connection with or in anticipation of a Change of Control.

     6.3 Form of Amendment. The form of any amendment or termination of the Plan shall be a written instrument signed by a duly authorized officer or officers of the Company, certifying that the amendment or termination has been approved by the Board. An amendment of the Plan in accordance with the terms hereof shall automatically effect a corresponding amendment to all Participants' rights hereunder. A termination of the Plan shall in accordance with the terms hereof automatically effect a termination of all Participants' rights and benefits hereunder.

                                 ARTICLE VII
                                MISCELLANEOUS

     7.1 Indemnification. If a Participant institutes any legal action in seeking to obtain or enforce, or is required to defend in any legal action the validity or enforceability of, any right or benefit provided by this Plan, the Employers shall reimburse the Participant for all reasonable costs and expenses relating to such legal action, including reasonable attorney's fees and expenses incurred by such Participant, unless a court or other finder of fact having jurisdiction thereof makes a determination that the Participant's position was frivolous. In no event shall the Participant be required to reimburse the Employers for any of the costs and expenses relating to such legal action. The Company's obligations under this Section 7.1 shall survive the termination of this Plan.

     7.2 Employment Status. This Plan does not constitute a contract of employment or impose on the Participant or any Employer any obligation to retain the Participant as an Employee, to change the status of the Participant's employment or to change the Employers' policies regarding termination of employment.

     7.3 Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     7.4 Governing Law. The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of California, without reference to principles of conflict of law.

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